Media Release

FOR IMMEDIATE RELEASE

IMV Announces Leading Independent Proxy Advisory Firms Recommend Shareholders Vote FOR All Resolutions at Upcoming Annual and Special Meeting

Dartmouth, Nova Scotia; June 15, 2020 – IMV Inc. (“IMV” or the “Company”) (Nasdaq: IMV; TSX: IMV), is pleased to announce that Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), have recommended that shareholders vote FOR all of the items submitted for shareholder approval at this year’s Annual and Special Meeting of Shareholders (the “Meeting”). ISS and Glass Lewis are both leading independent proxy advisory firms who, among other things, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

The Meeting

Due to the unprecedented impact of the Covid-19 pandemic, IMV is adhering to current government direction and advice by electing to hold the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, at https://web.lumiagm.com/214089181.

IMV shareholders are encouraged to vote their shares today in advance of the proxy submission deadline on June 25, 2020 at 11:00 am (Eastern Time).

IMV’s Board of Directors unanimously recommends that its shareholders vote FOR all resolutions at the Meeting.

Shareholders are encouraged to read the meeting materials which provide more information on the resolutions and voting mechanics. These have been filed on SEDAR (www.sedar.com) and are on IMV’s website at https://ir.imv-inc.com/annual-general-and-special-shareholders-meeting

How to Vote

	Beneficial Shareholders	Registered Shareholders

	Shares held with a broker, bank or other	Shares held in own name and
	intermediary	represented by a physical certificate
Internet:	www.proxyvote.com	www.investorvote.com
Phone:	Call the number(s) listed on the voting instruction form and vote using the control number provided therein	Phone: 1-866-732-8683
Mail:	Return the voting instruction form in the received envelope	Return the form of proxy in the received envelope

Shareholder Questions

IMV shareholders who have questions about the Management Information Circular, or require assistance with voting their shares can contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac and the timing of expected results from other DPX-Survivac’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director of Communications, IMV
O: (514) 968-1046 E: ddavan@imv-inc.com